

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 23, 2022

Robert Friedland
Chief Executive Officer and Chairman of the Board
Ivanhoe Electric Inc.
606 – 999 Canada Place
Vancouver, BC V6C 3E1
Canada

> **Re: Ivanhoe Electric Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 17, 2022**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 21, 2022**

Dear Mr. Friedland:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 58

1. We note your disclosure that you estimate your net proceeds from this offering will be approximately $161.0 million, or approximately $186.2 million if the underwriters exercise their option to purchase additional shares in full. Please provide additional disclosure regarding how you intend to use any proceeds that may result if the underwriters exercise their option to purchase additional shares in full.

Capitalization, page 61

2. We note the as adjusted basis column gives effect to the issuance of the Series 2

Convertible notes issued for $86,200.  Please disclose why the cash and equivalents in the as adjusted column increased by $82,600 or revise as applicable.  We also note your disclosure on page 58 that the net proceeds from this offering will be approximately $161 million.  Please explain to us how you determined each adjustment recorded to arrive at the amounts listed in pro-forma as adjusted stockholders' equity and cash and cash equivalents.  Revise your disclosures as appropriate.

Dilution, page 62

3.    Please show us how you determined that pro forma consolidated net tangible book value as of March 31, 2022 was $323.8 million or $3.50 per share of common stock and revise the disclosures as necessary.

4.    Please show us how you determined the increase (decrease) in pro forma consolidated net tangible book value per share would be $0.17 and $0.09 respectively, under the scenarios (a) a $1.00 increase (decrease) in initial public offering price and (b) a 1,000,000 share increase (decrease) in the number of shares offered and revise the disclosures as necessary.  In addition, under a $1.00 increase (decrease) in initial public offering price scenario, please disclose the impact on (1) the number of shares of common stock issuable upon the conversion of your Convertible Notes and accrued and unpaid interest thereon through the conversion date and (2) the number of shares of common stock issuable to CAR, each upon the closing of this offering.

5.    Please show us how you determined that pro forma consolidated net tangible book value per share would be $3.69, if the underwriters' option is exercised in full and revise the disclosures as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Stock Based Compensation, page 77

6.    We note the disclosure that you determined the per-share fair value of your common stock by considering the most recent independent third-party valuations of common stock. Please address the following issues:
   • Please disclose the methodology used to determine the fair value of the common stock and the nature of the material assumptions involved.
   • Please tell us whether there were any recent or contemporaneous valuations by an independent third-party.
   • Considering the estimated fair value of your common stock of $2.49 in 2021 is substantially below the current estimate of your initial offering price of $12.12, please reconcile the difference between them and explain the changes in assumptions, events or factors that support the difference in values.

Description of Capital Stock
Certain Amended and Restated Certificate of Incorporation and Bylaw Provisions
Board of Directors, page 176

7.      We note that disclosure stating your Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors was removed from the section captioned Certain Amended and Restated Certificate of Incorporation and Bylaw Provisions - *Board of Directors*. We further note that neither your Amended and Restated Certificate of Incorporation filed as Exhibit 3.3 nor your Amended and Restated Bylaws filed as Exhibit 3.5 address the removal of directors. Please explain and revise your disclosure accordingly, including disclosing related risks to shareholders, if any. If the provision that you will adopt is different from the default provisions under Delaware law, please revise to disclose the differences in your prospectus.

        You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at 202-551-3718 if you have questions regarding engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc:     Danielle Carbone, Esq.